Exhibit 99.1

ERMENEGILDO ZEGNA GROUP REPORTS VOTING RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 28, 2022 AND ANNOUNCES PUBLICATION OF 2021 SUSTAINABILITY REPORT

JUNE 29, 2022 – MILAN – Ermenegildo Zegna N.V. (NYSE: ZGN) announced today that all resolutions submitted to the annual general meeting held yesterday were adopted, including the proposal to approve a EUR 21.8 million dividend distribution on the outstanding ordinary shares.

The dividend distribution entails a payment of EUR 0.09 per ordinary share, which will be made from the equity reserves. The distribution will be paid in US dollars based on the foreign exchange reference rate of June 29, 2022 set by the European Central Bank. The distribution calendar for the ordinary shares listed on the New York Stock Exchange will be as follows: ex-date on July 5, 2022, record date on July 6, 2022, and payment date on July 28, 2022.

The voting results are available at www.zegnagroup.com/en/corporate-governance/general-meetings/.

Today, Ermenegildo Zegna Group has also published its 2021 Sustainability Report. The report reviews the Group’s ESG metrics, key projects and accomplishments for 2021. It also includes the Group’s new ESG strategy and the 27 ESG commitments that were unveiled at the Capital Markets Day on May 17, 2022, focused on materials traceability, climate change, and equal employment opportunities, among other topics. The Report is available at www.zegnagroup.com/en/our-commitment/.

About Ermenegildo Zegna Group

Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. The Group’s products are sold through over 500 stores in 80 countries around the world, of which 295 are directly operated by the Group as of March 31, 2022 (244 Zegna stores and 51 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

Contacts

Investor Relations

Francesca Di Pasquantonio

francesca.dipasquantonio@zegna.com

+39 335 5837669

Media

Ermenegildo Zegna Group

Domenico Galluccio

domenico.galluccio@zegna.com

+39 335 538 7288

Brunswick Group

Brendan Riley / Lidia Fornasiero / Marie Jensen

briley@brunswickgroup.com / lfornasiero@brunswickgroup.com / mjensen@brunswickgroup.com

+1 (917) 755-1454 / +39 335 718 7205 / +33 (0) 6 49 09 39 54